Exhibit 21.1

CHINA XD PLASTICS COMPANY LIMITED

List of Subsidiaries

Company Name	Jurisdiction of Incorporation
Favor Sea (US) Inc.	New York, United States of America
Favor Sea Limited	British Virgin Islands
Hong Kong Engineering Plastics Company Limited	Hong Kong
Harbin Xinda Macromolecule Material Co., Ltd.	People’s Republic of China
Harbin Xinda Macromolecule Materials Research Center Co., Ltd.	People’s Republic of China
Harbin Xinda Macromolecule Material Engineering Center Co., Ltd.	People’s Republic of China
Heilongjiang Xinda Software Development Co., Ltd.	People’s Republic of China